     [VIVENDI UNIVERSAL LOGO]


          VIVENDI UNIVERSAL SELLS ITS INTERESTS IN SITHE INTERNATIONAL
                                FOR $47 MILLION


PARIS, JUNE 12, 2003 -- Vivendi Universal [PARIS BOURSE: EX FP; NYSE:V] announced today that it has sold its interests in Sithe International (operations in Asia Pacific) to the Japanese group Marubeni for $47 million. This amount has already been received.

The transaction follows on from the sale to Apollo Energy Inc. in December 2002 of its 34% stake in Sithe Energies Inc. for $323 million. Vivendi Universal now has no assets in independent electricity production.

                                      ###

CONTACTS:

MEDIA
PARIS
Antoine Lefort
+33 (1).71.71.1180
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086

NEW YORK
Anita Larsen
(1) 212.572.1118